UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 8-K

# Current Report

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **March 16, 2007**

## Caterpillar Financial Services Corporation

(Exact name of Registrant as specified in its charter)

0-13295
(Commission File Number)

| Delaware | 37-1105865 |
| --- | --- |
| (State of incorporation) | (IRS Employer Identification Number) |

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02        Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

Edward J. Scott, currently Executive Vice President and Chief Financial Officer for Caterpillar Financial Services Corporation (CFSC), has been appointed to the position of General Manager of Internal Auditing – Chief Ethics & Compliance Officer for Caterpillar Inc.  James A. Duensing, currently the Treasurer for CFSC, will replace Mr. Scott as Executive Vice President and Chief Financial Officer effective April 1, 2007.  Mr. Duensing has held a variety of financial, marketing and treasury positions within the company since joining Caterpillar Inc. in 1981.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Caterpillar Financial Services Corporation**

Date:  March 16, 2007                    By:  /s/ Michael G. Sposato
                                            Michael G. Sposato
                                            Secretary